REVISED PRELIMINARY COPY - SUBJECT TO COMPLETION

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 14A
                               (Rule 14A-101)
              Proxy Statement Pursuant to Section 14(a) of the
                      Securities Exchange Act of 1934

Filed by the Registrant  [  ]
Filed by a Party other than the Registrant  [X]

Check the appropriate box:
[X] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule
    14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

                         RENTAL SERVICE CORPORATION
              (Name of Registrant as Specified in Its Charter)

                            UNITED RENTALS, INC.
  (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X] No fee required.
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
        (1)    Title of each class of securities to which transaction applies:
        (2)    Aggregate number of securities to which transaction applies:
        (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
        (4)    Proposed maximum aggregate value of transactions:
        (5)    Total fee paid:

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
        (1) Amount Previously Paid:
        (2) Form, Schedule or Registration Statement No.:
        (3) Filing Party:
        (4) Date Filed:



              REVISED PRELIMINARY COPY - SUBJECT TO COMPLETION

                           [United Rentals Logo]

                                                              May [ ], 1999


Dear Rental Service Stockholder:

        On April 5, 1999, United Rentals, Inc., through a wholly owned subsidiary, commenced a $22.75 per share all cash tender offer for all outstanding shares of Rental Service Corporation common stock. In addition, United Rentals has proposed a second-step merger of the two companies pursuant to which each share of Rental Service common stock not acquired in the tender offer would be converted into the right to receive in cash the highest price per share paid by United Rentals in the tender offer. Following the merger, Rental Service would become a wholly owned subsidiary of United Rentals.

        As you know, NationsRent, Inc. and Rental Service previously entered into a merger agreement in which each outstanding share of NationsRent common stock would be converted into 0.355 of a share of Rental Service common stock. In that transaction, you would continue to retain your shares in the combined Rental Service/NationsRent, and NationsRent stockholders would end up owning approximately 45% of the combined company.

        In connection with the proposed NationsRent merger, Rental Service has scheduled a special meeting of stockholders to be held at [ ] a.m., Eastern time, on [ ], 1999 at [location]. The Rental Service Board of Directors is soliciting your vote to approve the proposed NationsRent merger at that meeting. As discussed in the accompanying Proxy Statement, we believe United Rentals' pending cash tender offer and proposed second-step cash merger offer you a significant premium and more certain value than the proposed NationsRent/Rental Service merger.

        WE URGE YOU TO VOTE AGAINST THE PROPOSED NATIONSRENT MERGER
BECAUSE:

        o The United Rentals offer provides a significant premium and more certain value for your Rental Service shares than the proposed NationsRent merger. Our offer provides you with $22.75 per share in cash, representing a premium of $5.50 per Share (or approximately 32%) over the closing price of Rental Service common stock on the last trading day prior to the announcement of our offer.

        o For you to be eligible to receive $22.75 per Rental Service share in cash in the United Rentals offer, the proposed NationsRent/Rental Service merger MUST NOT be approved by the holders of a majority of the shares of Rental Service common stock.

        o Your vote AGAINST the NationsRent merger will send a strong message to the Rental Service Board of Directors that you want to preserve your opportunity to accept the superior offer of United Rentals.

        YOUR VOTE IS ESSENTIAL! IF YOU WANT THE OPPORTUNITY TO RECEIVE $22.75 PER SHARE IN CASH IN THE UNITED RENTALS OFFER, VOTE AGAINST THE PROPOSED NATIONSRENT MERGER BY SIGNING, DATING AND RETURNING THE
ACCOMPANYING GOLD PROXY CARD TODAY.

        A vote against the proposed NationsRent merger will not obligate you to tender your Shares in the United Rentals Offer. However, it will give you an opportunity to decide for yourself whether the United
Rentals offer is in your best interest.

        Even if you previously have submitted a proxy card furnished by the Rental Service Board, it is not too late to change your vote by simply signing, dating and returning the enclosed GOLD proxy card today.

        WE URGE YOU TO PROTECT YOUR INTERESTS -- PLEASE SIGN, DATE AND RETURN THE GOLD PROXY CARD TODAY.

        Thank you for your consideration and support.

                                         Sincerely,

                                         Bradley S. Jacobs
                                         Chairman and Chief Executive Officer
                                         United Rentals, Inc.




----------------------------------------------------------------------------


                                 IMPORTANT

1. If your Rental Service shares are held in your own name, please sign, date and mail the enclosed GOLD proxy card to Georgeson & Company Inc. ("Georgeson") in the postage-paid envelope provided.

2. If your Rental Service shares are held in "street-name," only your broker or bank can vote your shares and only upon receipt of your specific instructions. If your shares are held in "street- name," deliver the enclosed GOLD proxy card to your broker or bank and contact the person responsible for your account to vote on your behalf and to ensure that a GOLD proxy card is submitted on your behalf. United Rentals urges you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to United Rentals in care of Georgeson & Company Inc., Wall Street Plaza, New York, NY 10005 so that United Rentals will be aware of all instructions given and can attempt to ensure that such instructions are followed.

3. Only stockholders of record on ________, 1999 are entitled to vote at the special meeting of Rental Service stockholders. United Rentals urges each stockholder to ensure that the record holder of his or her shares, signs, dates and returns the enclosed proxy card as soon as possible.

        Do not sign or return any [white] proxy card you may receive from Rental Service.

        If you have any questions or need assistance in voting your shares, please call:

                                 GEORGESON
                               & COMPANY INC.

                             Wall Street Plaza
                          New York, New York 10005
               Banks and Brokers Call Collect: (212) 440-9800
                 All Others Call Toll Free: 1-800-223-2064


        THIS PROXY STATEMENT RELATES SOLELY TO THE SOLICITATION OF PROXIES IN OPPOSITION TO THE PROPOSED NATIONSRENT MERGER AND IS NEITHER A REQUEST FOR THE TENDER OF RENTAL SERVICE COMMON STOCK NOR AN OFFER WITH RESPECT THERETO NOR A SOLICITATION OF CONSENTS FROM HOLDERS OF RENTAL SERVICE COMMON STOCK. THE UNITED RENTALS TENDER OFFER IS BEING MADE ONLY BY MEANS OF AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL, AND THE UNITED RENTALS CONSENT SOLICITATION IS BEING MADE ONLY BY MEANS OF A CONSENT STATEMENT AND RELATED CONSENT CARD, ALL OF WHICH HAVE BEEN SEPARATELY MAILED TO RENTAL SERVICE STOCKHOLDERS.

-----------------------------------------------------------------------------




              REVISED PRELIMINARY COPY - SUBJECT TO COMPLETION

                      SPECIAL MEETING OF STOCKHOLDERS
                                     OF
                         RENTAL SERVICE CORPORATION
                          TO BE HELD ON [ ], 1999

                              PROXY STATEMENT
                                     OF
                            UNITED RENTALS, INC.


                          SOLICITATION OF PROXIES
                  IN OPPOSITION TO THE PROPOSED MERGER OF
              RENTAL SERVICE CORPORATION AND NATIONSRENT, INC.

        This Proxy Statement and the enclosed GOLD proxy card are furnished by United Rentals, Inc., a Delaware corporation ("United Rentals"), in connection with its solicitation of proxies to be used at a special meeting (the "Special Meeting") of stockholders of Rental Service Corporation, a Delaware corporation ("Rental Service"), to be held at [ ] a.m., Eastern time, on [ ], 1999 and at any adjournments, postponements or reschedulings thereof. The Special Meeting is scheduled to be held at [
          ]. Pursuant to this Proxy Statement, United Rentals is soliciting proxies from holders of shares of common stock, par value $.01 per share, of Rental Service (the "Shares") to vote AGAINST the proposed merger of NationsRent, Inc., a Delaware corporation ("NationsRent"), with and into Rental Service (such proposed merger, the "Proposed NationsRent Merger"). Rental Service has set [ ], 1999 as the record date for determining those stockholders who will be entitled to vote at the Special Meeting. This Proxy Statement and the enclosed GOLD proxy are first being sent or given to stockholders of Rental Service on or about ______, 1999. The principal executive offices of Rental Service are located at 6929 E. Greenway Pkwy., Suite 200, Scottsdale, Arizona 85254.

        On April 5, 1999, UR Acquisition Corporation ("UR Acquisition"), a Delaware corporation and a wholly owned subsidiary of United Rentals, commenced a tender offer (the "Offer" or the "United Rentals Offer") for all of the outstanding Shares, at a price of $22.75 per Share, net to the seller in cash. The terms and conditions of the United Rentals Offer are set forth in an Offer to Purchase (the "United Rentals Offer to Purchase") which has been included as an exhibit to a Tender Offer Statement on
Schedule 14D-1 filed by United Rentals with the Securities and Exchange Commission (the "Commission") on April 5, 1999. The United Rentals Offer of $22.75 per Share in cash represents a premium of $5.50 per Share (or approximately 32%) over the closing price per Share on the last trading day prior to the announcement of the Offer. Stockholders are referred to the United Rentals Offer to Purchase for a more detailed description of the terms and conditions of the United Rentals Offer.

        The purpose of the United Rentals Offer is to enable United Rentals to acquire control of, and the entire equity interest in, Rental Service. The Offer, as the first step in the acquisition of Rental Service, is intended to facilitate the acquisition of all the Shares. United Rentals has sought to negotiate with Rental Service with respect to the acquisition of Rental Service by United Rentals, including seeking to have Rental Service consummate a merger or similar business combination with UR Acquisition or another direct or indirect wholly owned subsidiary of United Rentals (the "Proposed United Rentals Merger"). The purpose of the Proposed United Rentals Merger is to acquire all Shares not tendered and purchased pursuant to the Offer or otherwise. Pursuant to the Proposed United Rentals Merger, each then outstanding Share (other than Shares owned by UR Acquisition, United Rentals or any of their subsidiaries, Shares held in the treasury of Rental Service and Shares owned by stockholders who perfect any available appraisal rights under the Delaware General Corporation Law, as amended (the "DGCL")), would be converted into the right to receive an amount in cash equal to the highest price paid per Share in the Offer.

Conditions to the United Rentals Offer

        The United Rentals Offer is conditioned upon, among other things,
(1) there being validly tendered and not withdrawn prior to the expiration of the United Rentals Offer that number of shares which constitutes a majority of the Shares outstanding on a fully diluted basis, (2) the stockholders of Rental Service not having approved the Agreement and Plan of Merger, dated as of January 20, 1999 (the "NationsRent Merger Agreement"), between Rental Service and NationsRent, (3) UR Acquisition being satisfied, in its sole discretion, that the NationsRent Merger Agreement has been terminated, and Rental Service having entered into a definitive merger agreement with United Rentals and UR Acquisition to provide for the acquisition of Rental Service pursuant to the United Rentals Offer and the Proposed United Rentals Merger, (4) UR Acquisition being satisfied, in its sole discretion, that the provisions of Section 203 of the DGCL, are inapplicable to the United Rentals Offer and the Proposed United Rentals Merger, (5) Rental Service not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing UR Acquisition's ability to acquire Rental Service or otherwise diminishing the expected economic value to UR Acquisition of the acquisition of Rental Service, (6) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), having expired or been terminated prior to the expiration of the United Rentals Offer, (the "HSR Condition") (7) the option held by NationsRent to purchase up to 19.9% of the outstanding Shares having been terminated or invalidated without any Shares having been issued thereunder, and (8) the termination fee and expense reimbursement provisions provided for in the NationsRent Merger Agreement having been invalidated, or the obligation to pay any amounts pursuant to such provisions having been terminated, without any termination fee or expense reimbursement, or any portion thereof, having been paid by Rental Service or any of its affiliates pursuant to the NationsRent Merger Agreement or otherwise. The United Rentals Offer is also subject to other terms and conditions set forth in the United Rentals Offer to Purchase. See the Introduction to, and
Section 14 of, the United Rentals Offer to Purchase. As described in the United Rentals Offer to Purchase, the condition described in clause (4) above would be satisfied upon approval by Rental Service's Board of Directors of the United Rentals Offer and the Proposed United Rentals Merger. In addition, the condition described in clause (2) above would be satisfied if stockholders of Rental Service do not approve the NationsRent Merger Agreement. On April 20, 1999, the waiting period under the HSR Act expired, satisfying the HSR Condition.

        All conditions to the Offer must be satisfied or waived prior to the expiration of the Offer.

        On April 16, 1999, Rental Service adopted a Stockholder Rights Plan. In connection with the Rights Agreement, dated as of April 16, 1999, between Rental Service and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agreement"), the Rental Service Board declared a dividend of one preferred share purchase right (the "Rights") for each Share outstanding at the close of business on April 30, 1999. The Rights Agreement, if not invalidated or otherwise made inapplicable to United Rentals, UR Acquisition, the Offer and the Proposed United Rentals Merger, will make the acquisition of Shares pursuant to the Offer and the Proposed United Rentals Merger impracticable. Satisfaction of condition (5) set forth in the second preceding paragraph would require the Rental Service Board to redeem the Rights, amend the Rights Agreement or otherwise make the Rights Agreement inapplicable to the United Rentals, UR Acquisition, the Offer and the Proposed United Rentals Merger.

        United Rentals and UR Acquisition have the right to rely on any condition set forth in the United Rentals Offer to Purchase being satisfied, in their sole judgment and regardless of the circumstances giving rise to any such condition, in determining whether to consummate the Offer . However, if United Rentals or UR Acquisition makes a material change in the terms of the Offer or waives a material condition of the Offer, whether or not they may be deemed to have relied on a standard of reasonable judgment or some other objective criteria, United Rentals and UR Acquisition will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 of the Exchange Act.

        United Rentals filed a complaint against Rental Service, the members of Rental Service's Board of Directors and NationsRent in the Chancery Court of the State of Delaware (the "Delaware Litigation"), alleging, among other things, breaches of fiduciary duties by the Rental Service Board in connection with the NationsRent Merger Agreement. The complaint also seeks an order, among other things, (i) invalidating the NationsRent Option and the NationsRent Termination Fee (each as defined below) and (ii) compelling the Rental Service Board to approve the United Rentals Offer and the Proposed United Rentals Merger for purposes of
Section 203 of the DGCL. See "CERTAIN LITIGATION." While United Rentals believes its claims in the Delaware Litigation are meritorious, there can be no assurance that it will prevail in such litigation. Rental Service stockholders should be aware that, unless United Rentals is successful in the Delaware Litigation, under the terms of the NationsRent Merger Agreement, the failure by the holders of a majority of the Shares to vote in favor of the Proposed NationsRent Merger will (i) require the payment by Rental Service to NationsRent of the NationsRent Termination Fee, and (ii) trigger the exercisability of the NationsRent Option.

        There can be no assurance as to the timing or satisfaction of the conditions to the United Rentals Offer. While certain of such conditions are within the control of the Rental Service Board, certain of the conditions are outside of the control of the Rental Service Board, such as the invalidation of the NationsRent Option and NationsRent Termination Fee. However, United Rentals intends to vigorously pursue its claims in the Delaware Litigation as expeditiously as possible and to attempt to ensure that further steps toward consummation of the Proposed NationsRent Merger are not taken. See "CERTAIN LITIGATION" below. By voting against the Proposed NationsRent Merger, stockholders can demonstrate their support for the proposed combination of Rental Service and United Rentals. A vote against the Proposed NationsRent Merger moves all Rental Service stockholders closer to being able to benefit from the United Rentals Offer. Absent the various takeover defenses and other impediments described above, United Rentals believes that there is no reason why the United Rentals Offer could not close at least as quickly as the Proposed NationsRent Merger.

        While United Rentals is committed to helping Rental Service's stockholders realize the significant premium and more certain value of the United Rentals Offer and the Proposed United Rentals Merger, until the conditions to the United Rentals Offer are satisfied or waived, United Rentals will not purchase any Shares pursuant to the United Rentals Offer. Accordingly, a vote for the Proposed NationsRent Merger could leave Rental Service stockholders without a viable alternative for an acquisition of Rental Service because United Rentals will not proceed with the Offer if the Proposed NationsRent Merger is approved by Rental Service stockholders. However, even if the Proposed NationsRent Merger is not approved by Rental Service stockholders, Rental Service stockholders could still be without a viable alternative for an acquisition of Rental Service because the Offer is subject to the conditions set forth above and in the Offer to Purchase.

Certain Information Concerning the Proposed NationsRent Merger

        The NationsRent Merger Agreement provides that in the Proposed NationsRent Merger, each outstanding share of NationsRent common stock, other than those beneficially owned by Rental Service or NationsRent, would be converted into 0.355 of a Share of Rental Service Common Stock. Stockholders of Rental Service would continue to retain their Shares after the Proposed NationsRent Merger. As a result of the Proposed NationsRent Merger, NationsRent stockholders would end up owning approximately 45% of the combined companies. The only conditions to consummation of the Proposed NationsRent Merger are the following: (1) approval and adoption of the NationsRent Merger Agreement by the stockholders of Rental Service and NationsRent, (2) approval of an increase in the number of authorized Shares by the stockholders of Rental Service, (3) receipt of all regulatory approvals, (4) absence of any law, order or judgment of any governmental authority that restrains, enjoins or otherwise prohibits the Proposed NationsRent Merger or that would have a material adverse effect on the combination of Rental Service and NationsRent following the Proposed NationsRent Merger, (5) effectiveness of the registration statement registering the Shares to be issued in the Proposed NationsRent Merger, (6) authorization of the listing of such Shares on the New York Stock Exchange (the "NYSE"), (7) receipt of all state securities and "blue sky" permits and approvals, (8) accuracy of the representations and warranties of Rental Service and NationsRent set forth in the NationsRent Merger Agreement in all material respects, (9) performance by Rental Service and NationsRent of their respective material obligations under the NationsRent Merger Agreement, (10) receipt by Rental Service and NationsRent of all material consents required from third parties, and (11) receipt by Rental Service and NationsRent of opinions of their respective legal counsel with respect to the qualification of the Proposed NationsRent Merger as a "reorganization" under the Internal Revenue Code of 1986, as amended.

        The NationsRent Merger Agreement also provides that the termination of the NationsRent Merger Agreement by either party under certain circumstances specified in the NationsRent Merger Agreement, including if Rental Service stockholders do not approve the Proposed NationsRent Merger at the Special Meeting, or if the Rental Service Board withdraws or adversely modifies its approval or recommendation to stockholders of the Proposed NationsRent Merger following an announcement of a proposed transaction such as the United Rentals Offer or fails to reconfirm its recommendation within 10 days if so requested by NationsRent, or if any person acquires 40% or more of the outstanding Shares, will require Rental Service to pay NationsRent $35 million as a termination fee and an additional $5 million in expenses (the "NationsRent Termination Fee").

        In connection with the execution of the NationsRent Merger Agreement, Rental Service also entered into an option agreement with NationsRent (the "NationsRent Option Agreement"). Pursuant to the NationsRent Option Agreement, Rental Service granted to NationsRent an option (the "NationsRent Option") to purchase 4,795,431 Shares (subject to certain adjustments), or approximately 19.9% of Rental Service's issued and outstanding Shares on January 19, 1999, at an exercise price of $23.25 per Share, subject to certain adjustments; provided, that, in no case will the total profit realized by NationsRent under the NationsRent Option and the NationsRent Termination Fee (not including the expense reimbursement provisions thereof) exceed $35 million. The NationsRent Option becomes exercisable upon the occurrence of any event that would result in NationsRent being entitled to a termination fee under the NationsRent Merger Agreement.

        Rental Service stockholders should be aware that, unless United Rentals is successful in the Delaware Litigation, under the terms of the NationsRent Merger Agreement, the failure by the holders of a majority of the Shares to vote in favor of the Proposed NationsRent Merger will (i) require the payment by Rental Service to NationsRent of the NationsRent Termination Fee, and (ii) trigger the exercisability of the NationsRent Option.

        The foregoing description of the NationsRent Merger Agreement and the NationsRent Option Agreement is qualified in its entirety by reference to the full text of the NationsRent Merger Agreement and the NationsRent Option Agreement, copies of which have been included by NationsRent as exhibits to NationsRent's Current Report on Form 8-K, filed with the Commission on April 7, 1999.

        The purpose of the solicitation made by this Proxy Statement is to enable Rental Service stockholders to decide for themselves whether the United Rentals Offer is superior to the Proposed NationsRent Merger and to act in their own best interests.

        United Rentals stands ready to discuss its acquisition proposal with Rental Service.


                                 IMPORTANT

        IF YOU WANT THE UNITED RENTALS OFFER TO SUCCEED, WE URGE YOU TO PROMPTLY SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY TO VOTE AGAINST THE PROPOSED NATIONSRENT MERGER.

        REJECTION OF THE PROPOSED NATIONSRENT MERGER IS A CRITICAL STEP IN SECURING THE SUCCESS OF THE UNITED RENTALS OFFER. HOWEVER, YOU MUST TENDER YOUR SHARES PURSUANT TO THE UNITED RENTALS OFFER IF YOU WISH TO PARTICIPATE IN THE UNITED RENTALS OFFER. YOUR VOTE AGAINST THE PROPOSED NATIONSRENT MERGER DOES NOT OBLIGATE YOU TO TENDER YOUR SHARES PURSUANT TO THE UNITED RENTALS OFFER.

        EVEN IF YOU HAVE ALREADY SENT A PROXY TO THE BOARD OF DIRECTORS OF RENTAL SERVICE, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE. YOU MAY REVOKE THAT PROXY AND VOTE AGAINST THE PROPOSED NATIONSRENT MERGER BY SIGNING, DATING AND MAILING THE ENCLOSED GOLD PROXY IN THE ENCLOSED ADDRESSED ENVELOPE. NO POSTAGE IS NECESSARY IF YOUR PROXY IS MAILED IN THE UNITED STATES.

        THIS PROXY STATEMENT IS NEITHER A REQUEST FOR THE TENDER OF SHARES NOR AN OFFER WITH RESPECT THERETO NOR A SOLICITATION OF CONSENTS FROM HOLDERS OF SHARES. UNITED RENTALS' OFFER WITH RESPECT TO THE SHARES IS MADE ONLY THROUGH THE UNITED RENTALS OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL, AND UNITED RENTALS' CONSENT SOLICITATION IS MADE ONLY THROUGH THE UNITED RENTALS CONSENT STATEMENT AND RELATED CONSENT CARD, ALL OF WHICH HAVE BEEN SEPARATELY MAILED TO RENTAL SERVICE STOCKHOLDERS.


                   BACKGROUND OF THE UNITED RENTALS OFFER

        In the ordinary course of United Rentals' long-term strategic review process, United Rentals is continuously involved in discussions relating to acquisitions of varying size and due diligence investigations of several acquisition candidates. United Rentals generally seeks to acquire companies of various sizes, including relatively large companies to serve as platforms for new regional clusters of equipment rental locations and smaller companies to complement existing or anticipated locations.

        In December 1998, a representative of Goldman, Sachs & Co., United Rentals' financial advisor, acting on behalf of United Rentals, telephoned Martin R. Reid, Chairman of the Board and Chief Executive Officer of Rental Service, to arrange a meeting. On January 15, 1999, such representative met with Mr. Reid and Robert M. Wilson, Executive Vice President, Chief Financial Officer, Secretary and Treasurer of Rental Service. At such meeting, such representative asked Mr. Reid whether Rental Service was interested in discussing a business combination with United Rentals and Mr. Reid stated that Rental Service was not for sale.

        On January 21, 1999, Rental Service and NationsRent announced that they had entered into the NationsRent Merger Agreement and the NationsRent Option Agreement.

        On March 30, 1999, United Rentals (North America), Inc., a direct wholly owned subsidiary of United Rentals, purchased 100 Shares in a market transaction effected on the NYSE at a price of $16 13/16 per Share plus brokerage commissions and related expenses.

        On April 3, 1999, at a special meeting of the Board of Directors of United Rentals, such Board unanimously approved the making of the United Rentals Offer.

        On April 5, 1999, United Rentals and UR Acquisition commenced the Offer and Bradley S. Jacobs, Chairman of the Board and Chief Executive Officer of United Rentals, sent the following letter to Mr. Reid regarding a proposed business combination between Rental Service and United Rentals.


                                                              April 5, 1999

Mr. Martin R. Reid
Chairman of the Board and Chief Executive Officer
Rental Service Corporation
6929 East Greenway Parkway, Suite 200
Scottsdale, Arizona 85254

Dear Marty:

        United Rentals, Inc. is publicly announcing today a cash tender offer to acquire all of the outstanding shares of Rental Service Corporation at $22.75 per share. Our offer represents approximately a 32% premium over your company's closing market price on Thursday, April 1, 1999. We are also proposing that, upon consummation of the tender offer, United Rentals and Rental Service enter into a merger in which each remaining Rental Service share will be exchanged for $22.75 in cash. In connection with our Offer, we have received a commitment letter from Goldman Sachs Credit Partners, L.P. to provide $2 billion in financing for the purchase of all of Rental Service's shares pursuant to our tender offer and the refinancing of Rental Service's existing debt, as well as for other corporate purposes.

        The combination of United Rentals and Rental Service would give us an unparalleled capacity to serve customers in 42 states, Canada and Mexico. Together we would be able to offer for rent over 400,000 pieces of equipment, with an original cost of over $3 billion, to more than one million customers through a network of over 700 locations. Our combined companies would have a broader geographic diversification and excellent opportunities to achieve greater operating efficiencies through economies of scale. In addition, the combined operations would provide significant opportunities for the employees of Rental Service to expand their professional careers.

        Our offer is subject to certain conditions, including the valid tender of at least a majority of Rental Service's shares, termination of the merger agreement between Rental Service and NationsRent, Inc., the execution of a definitive merger agreement between Rental Service and United Rentals, the termination or invalidation of the option held by NationsRent to purchase up to 19.9% of Rental Service's shares, the termination or invalidation of the termination fee obligation provided for in Rental Service's merger agreement with NationsRent, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the approval of our offer and our proposed merger by your Board of Directors, and Rental Service not taking any action that would impair United Rentals' ability to acquire Rental Service or otherwise diminish the value to United Rentals of Rental Service. The complete details of our tender offer will be set forth in a filing to be made today with the Securities and Exchange Commission.

        We appreciate that you will want to present our proposal to your Board of Directors for its careful consideration. We feel confident that after such consideration, your Board will recognize the fairness and certainty of the value that we are offering your stockholders.

        We are prepared to meet with you and your directors, at your earliest convenience, to discuss our proposal and to answer relevant questions.

                            Sincerely,

                           /s/ Bradley S. Jacobs

                           Bradley S. Jacobs
                           Chairman and Chief Executive Officer


        On April 16, 1999, Rental Service announced that its Board of Directors had determined that the Offer is inadequate and not in the best interests of Rental Service or its stockholders, and therefore recommended that Rental Service's stockholders reject the Offer and not tender their Shares to United Rentals. Rental Service also announced that Mr. Reid, its Chairman and Chief Executive Officer, had been granted a medical leave of absence due to a heart condition.

        On April 16, 1999, the Rental Service Board also declared a dividend of one Preferred Share Purchase Right on each outstanding share of Rental Service Corporation common stock to holders of record on April 30, 1999. The Rights Agreement, if not invalidated or otherwise made inapplicable to United Rentals, UR Acquisition, the Offer and the Proposed United Rentals Merger, will make the acquisition of Shares pursuant to the Offer and the Proposed United Rentals Merger impracticable. United Rentals is conducting a separate solicitation of written consents from Rental Service stockholders to, among other things, remove the existing Rental Service Board of Directors and replace them with nominees of United Rentals, who, subject to their fiduciary duties under applicable law, intend to approve the Offer and Proposed United Rentals Merger and to take certain other actions to facilitate the consummation of the Offer. In connection with the foregoing, United Rentals' nominees, if elected, intend to redeem the Rights, amend the Rights Agreement or otherwise make the Rights Agreement inapplicable to United Rentals, UR Acquisition, the Offer and the Proposed United Rentals Merger.

        Set forth below under the caption "CERTAIN LITIGATION" is a summary of the litigation between United Rentals and Rental Service and NationsRent in connection with, among other things, the Offer.

          REASONS TO VOTE AGAINST THE PROPOSED NATIONSRENT MERGER

        United Rentals urges you to vote your Shares AGAINST the Proposed NationsRent Merger for the following reasons:

        |X|    A VOTE AGAINST THE PROPOSED NATIONSRENT MERGER
               GIVES YOU THE OPPORTUNITY TO RECEIVE A
               SIGNIFICANT PREMIUM AND MORE CERTAIN VALUE  FOR
               YOUR SHARES.

        The United Rentals Offer, if consummated, provides you with the certainty of $22.75 per Share in cash - the Proposed NationsRent Merger leaves you with your existing Rental Service Shares and provides no certainty of value. The $22.75 per Share in cash you would receive in the Offer or the Proposed United Rentals Merger represents a premium of $5.50 price per Share (or approximately 32%) over the closing price for the Shares on April 1, 1999, the last trading day before the announcement of the Offer. On the other hand, during the period from the day before the announcement of the Proposed NationsRent Merger through April 1, 1999, the value of your Shares had declined from $23.25 per Share to $17.25 per Share, or by nearly 26%.

        In the Proposed NationsRent Merger, the Board of Directors of the surviving corporation will consist of nine members, four of whom will be designated by NationsRent, and four of whom will be designated by Rental Service, with the final director to be designated by NationsRent with the consent of Rental Service, which cannot be unreasonably withheld. Also, in the NationsRent Merger Agreement, Rental Service has acknowledged that the Proposed NationsRent Merger constitutes a "change of control" for purposes of certain Rental Service compensation and benefit plans. Finally, James L. Kirk, Chairman and Chief Executive Officer of Rental Service would be Chief Executive Officer of the surviving corporation.

        NationsRent and Rental Service assert that they have structured the Proposed NationsRent Merger as a "merger of equals". United Rentals believes that the Proposed NationsRent Merger constitutes a "change in control" of Rental Service, and, under applicable Delaware law (including the "Revlon" case and its progeny), a board of directors of a company undergoing a "change in control" has a duty to seek the highest reasonably obtainable value for such company's stockholders. United Rentals' belief is based in part on the facts set forth in the preceding paragraph and that approximately 26% of the surviving company's shares will be held by the current management of NationsRent and by H. Wayne Huizenga and his affiliates. Mr. Huizenga and his affiliates are NationsRent's largest stockholder group with ownership of approximately 24.4% of the NationsRent's common stock, and Mr. Huizenga and his affiliates would be the largest stockholder group of the surviving company. United Rentals' belief is also based on the fact that, as described above, NationsRent will have the right to designate a majority of the surviving company's board and, accordingly, its CEO and other officers. Therefore, while Rental Service stockholders would retain approximately 55% of the equity in a surviving Rental Service/NationsRent, by approving the NationsRent Merger you may be losing control of your company without any assurance of receiving the highest reasonably obtainable value for your Shares. United Rentals has alleged in the Delaware Litigation that the Proposed NationsRent Merger constitutes a "change in control".

        |X| A VOTE AGAINST THE PROPOSED NATIONSRENT MERGER SENDS A STRONG MESSAGE TO THE RENTAL SERVICE BOARD OF DIRECTORS THAT YOU WANT TO PRESERVE YOUR OPPORTUNITY TO ACCEPT THE UNITED RENTALS OFFER, WHICH PROVIDES A SIGNIFICANT PREMIUM AND MORE CERTAIN VALUE THAN THE PROPOSED NATIONSRENT MERGER.

        By voting against the Proposed NationsRent Merger, stockholders can demonstrate their support for the proposed combination of Rental Service and United Rentals. A vote against the Proposed NationsRent Merger moves Rental Service stockholders closer to being able to benefit from the United Rentals Offer.

        A vote against the Proposed Rental Service Merger will not obligate you to tender your Shares pursuant to the United Rentals Offer. However, it will give you an opportunity to decide for yourself whether the United Rentals Offer is in your best interest. On the other hand, if Rental Service stockholders approve the Proposed NationsRent Merger, it is likely that the Proposed NationsRent Merger will be consummated.

        |X|    A VOTE AGAINST THE PROPOSED NATIONSRENT
               MERGER WILL SATISFY ONE OF THE CONDITIONS TO
               THE UNITED RENTALS OFFER.

        One condition of the United Rentals Offer is that Rental Service stockholders do not approve the NationsRent Merger. United Rentals will not acquire any Shares in the United Rentals Offer unless this condition is satisfied. Thus, a vote against the NationsRent Merger moves all Rental Service stockholders closer to being able to receive $22.75 per Share in cash. For a description of certain other conditions of the United Rentals Offer, see "Conditions to the United Rentals Offer."

        While United Rentals is committed to helping Rental Service stockholders realize the significant premium and more certain value of the United Rentals transaction, until the conditions to the United Rentals Offer are satisfied or waived, United Rentals will not purchase Shares pursuant to the Offer. Accordingly, a vote for the Proposed NationsRent Merger could leave Rental Service stockholders without a viable alternative for an acquisition of Rental Service because United Rentals will not proceed with the Offer if the Proposed NationsRent Merger is approved by Rental Service stockholders. However, even if the Proposed NationsRent Merger is not approved by Rental Service stockholders, Rental Service stockholders could still be without a viable alternative for an acquisition of Rental Service because the Offer is subject to the conditions set forth above under the caption "Conditions to the United Rentals Offer," as well as the other conditions set forth in the Offer to Purchase.

              OBSTACLES TO THE UNITED RENTALS OFFER CREATED BY
                   THE RENTAL SERVICE BOARD OF DIRECTORS

        You should be aware that the Board of Directors of Rental Service has taken several actions in connection with the Proposed NationsRent Merger which create barriers against any competing proposals (including the United Rentals Offer) and thus hinder your ability to receive the maximum value for your Shares.

        The Rental Service Board of Directors Approved the NationsRent Option Agreement. Concurrently with the execution of the NationsRent Merger Agreement, and with the approval of the Rental Service Board, NationsRent and Rental Service entered into the NationsRent Option Agreement granting NationsRent the right to purchase, under certain circumstances, up to 4,795,431 Shares (representing 19.9% of the outstanding Shares at the time the NationsRent Option Agreement was entered into), at an exercise price of $23.25 per Share, subject to certain adjustments, provided that, in no case will the total profit realized by NationsRent under the NationsRent Option and the NationsRent Termination Fee (not including the expense reimbursement provisions thereof) exceed $35 million. By entering into the NationsRent Option Agreement, the Rental Service Board of Directors created a significant obstacle to your receiving the maximum value for your Shares, and has agreed to potentially dilute your equity interest in Rental Service, which could lower the value of your Shares.

        The Rental Service Board of Directors Approved the NationsRent Termination Fee. In the NationsRent Merger Agreement, Rental Service agreed to pay NationsRent the NationsRent Termination Fee of $40 million (including $5 million of expense reimbursement) under certain circumstances involving a termination of the NationsRent Merger Agreement, including if Rental Service stockholders do not approve the Proposed NationsRent Merger at the Special Meeting, or if the Rental Service Board of Directors withdraws or adversely modifies its approval or recommendation to stockholders of the Merger or fails to reconfirm its recommendation within 10 days if so requested by NationsRent, or if any person acquires 40% or more of the outstanding Shares. If Rental Service stockholders vote against approval of the NationsRent Merger Agreement, Rental Service agreed to pay NationsRent the NationsRent Termination Fee of $40 million (including $5 million of expense reimbursement). United Rentals believes that the NationsRent Termination Fee constitutes a substantial additional obstacle to your receiving the maximum value for your Shares.

        The Rental Service Board of Directors Adopted a Stockholder Rights Plan. On April 16, 1999, in response to the Offer by United Rentals, the Rental Service Board adopted a Stockholder Rights Plan (a so-called "poison pill"). The Stockholder Rights Plan, if not invalidated or otherwise made inapplicable to United Rentals, UR Acquisition, the Offer and the Proposed United Rentals Merger, will make the acquisition of Shares pursuant to the Offer and the Proposed United Rentals Merger impracticable. However, pursuant to the Stockholder Rights Plan, Rental Service has agreed (without stockholder approval) that the Rights Agreement is not applicable to the Proposed NationsRent Merger. By adopting this "poison pill," the Rental Service Board created a significant obstacle to your receiving a greater and more certain value for your Shares from United Rentals or otherwise.

        United Rentals has commenced litigation challenging certain aspects of these actions. See "CERTAIN LITIGATION."

                YOU CAN TAKE IMMEDIATE STEPS TO HELP OBTAIN
                     THE MAXIMUM VALUE FOR YOUR SHARES

        (1) Return your GOLD proxy and vote AGAINST the proposed
NationsRent Merger; and

        (2) Make your views known to the Rental Service Board of Directors.

        By taking these steps, you will give the Rental Service Board of Directors a clear message that they should take all necessary actions to remove all obstacles to the United Rentals Offer, which provides a significant premium and more certain value than the Proposed NationsRent Merger.

        A vote against the Proposed NationsRent Merger will not obligate you to tender your Shares in the United Rentals Offer. However, we believe that a vote against the Proposed NationsRent Merger will better enable Rental Service stockholders to consider the United Rentals Offer, and is essential to secure the success of the United Rentals Offer.

                             CERTAIN LITIGATION

        On April 5, 1999, United Rentals filed a complaint against Rental Service, the members of the Rental Service Board and NationsRent in the Chancery Court of the State of Delaware (the "Delaware Litigation"), alleging, among other things, breaches of fiduciary duties by the Rental Service Board in connection with the NationsRent Merger Agreement. The complaint seeks an order, among other things, (i) invalidating the NationsRent Option and the NationsRent Termination Fee and (ii) compelling the Rental Service Board to approve the Offer and the Proposed United Rentals Merger for purposes of Section 203 of the DGCL. United Rentals believes that the Rental Service Board has violated its fiduciary duty to act to maximize the value obtained for all Rental Service stockholders by agreeing to the NationsRent Option and the NationsRent Termination Fee which are designed to inhibit, among other things, a superior offer for Rental Service from United Rentals or anyone else. On April 8, 1999, the Delaware Chancery Court granted United Rentals' motion for expedited discovery and set May 17, 1999 for a hearing to consider plaintiffs' motion for a preliminary injunction in connection with the foregoing.

        On April 7, 1999, United Rentals also commenced litigation against Rental Service, NationsRent and James L. Kirk, the Chairman and Chief Executive Officer of NationsRent, in the United States District Court for the District of Connecticut alleging, among other things, violations of the federal proxy and tender offer rules (the "Connecticut Litigation"). United Rentals believes that certain statements made by officers of both Rental Service and NationsRent following the announcement of the Offer by United Rentals were in violation of the federal proxy and tender offer rules.

        On April 16, 1999, Rental Service (i) answered the complaint filed by United Rentals with respect to the Connecticut Litigation, and (ii) filed a counterclaim (collectively with the answer described in the previous clause (i), the "Counterclaim") against United Rentals seeking declaratory and injunctive relief. The Counterclaim alleges, among other things, that United Rentals violated Sections 14(d) and 14(e) of the Exchange Act, by allegedly misstating, concealing and failing to adequately disclose certain material terms of the Offer relating to the financing thereof. In the Counterclaim, Rental Service claimed that United Rentals and its representatives have stated that the Offer is "fully financed" and provides "certainty" while allegedly failing to state that the Offer is subject to what Rental Service claims is a financing condition. The Counterclaim further alleges that United Rentals' alleged effort to conceal the "financing condition" and "financing uncertainty" deprives Rental Service's stockholders of the protections of Section 14(e) of the Exchange Act and, among other things, seeks to enjoin the Offer and compel United Rentals to make corrective disclosures. On April 20, 1999, Rental Service filed a motion for a preliminary injunction in the Connecticut Litigation to prevent United Rentals from proceeding with the Offer (the "Preliminary Injunction") on the basis of the allegations set forth in the Counterclaim as described above.

        On April 20, 1999, United Rentals filed a motion to dismiss the Counterclaim and a supporting memorandum of law (collectively, the "Motion to Dismiss") with respect to the Connecticut Litigation. In the Motion to Dismiss, United Rentals argues that the Court should dismiss the Counterclaim because United Rentals has received a commitment letter (the "Commitment Letter") from Goldman Sachs Credit Partners L.P., a copy of which has been filed as an exhibit to the Schedule 14D-1, and, as such, United Rentals considers the Offer to be "fully financed". As disclosed in the Offer to Purchase, the Offer is subject to United Rentals receiving the funds contemplated by the Commitment Letter; however, the Offer is not subject to United Rentals seeking any other commitment for, or sources of, any financing necessary to consummate the Offer and the Proposed Merger. While Rental Service alleges that United Rentals failed to prominently state that the Offer is subject to a financing condition, the "Introduction" to the Offer to Purchase states that the Offer is conditioned on "receipt of the financing pursuant to the Commitment Letter" and the customary conditions to the Commitment Letter are summarized in "Section 10--Source and Amount of Funds" of the Offer to Purchase. As a result of the foregoing, United Rentals believes (i) its Motion to Dismiss should be granted and (ii) the Counterclaim and the Preliminary Injunction are without merit, and United Rentals intends to vigorously defend itself against these actions.

        On April 22, 1999, Rental Service filed an amended counterclaim (the "Amended Counterclaim") in the United States District Court for the District of Connecticut alleging violations of the Clayton Act and seeking, by way of a preliminary injunction, to enjoin United Rentals from attempting to elect six United Rentals officers and/or directors originally nominated by United Rentals to the Rental Service Board. The Amended Counterclaim alleges that if United Rentals succeeded in electing such officers and directors to the Rental Service Board, interlocking directorships would exist among competing corporations in violation of the Clayton Act. United Rentals believes the Amended Counterclaim and motion for preliminary injunction are without merit and intends to vigorously defend against such motion. However, United Rentals believes that it is in the best interests of Rental Service stockholders that United Rentals be able to move forward expeditiously with its solicitation of consents and afford Rental Service stockholders the opportunity to act on the proposals set forth in United Rentals' consent solicitation statement. Accordingly, in order to avoid delay in the consent solicitation as a result of the allegations presented in the Amended Counterclaim, each nominee originally designated by United Rentals who is an officer and/or a director of United Rentals has withdrawn as a nominee, and a total of nine persons who are not directors or officers of United Rentals or its affiliates have been designated by United Rentals as nominees to the Rental Service Board.

                             VOTING INFORMATION

        According to Rental Service's Annual Report on Form 10-K for the year ended December 31, 1998 (the "Rental Service Form 10-K"), as of February 26, 1999, there were outstanding 24,123,392 Shares. Approval of the Proposed NationsRent Merger requires the affirmative vote of a majority of all outstanding Shares voting separately as a class. Broker non-votes and abstentions will have the same effect as a vote against the Proposed NationsRent Merger.

        The accompanying GOLD proxy will be voted in accordance with the stockholder's instructions on such GOLD proxy. Stockholders may vote against the Proposed NationsRent Merger by marking the proper box on the GOLD proxy. If no instructions are given, the GOLD proxy will be voted AGAINST the Proposed NationsRent Merger.

        Whether or not you plan to attend the Special Meeting, we urge you to vote AGAINST the Proposed NationsRent Merger on the enclosed GOLD proxy and immediately mail it in the enclosed envelope. You may do this even if you have already sent in a different proxy solicited by Rental Service's Board of Directors. It is your latest dated proxy that counts. Execution and delivery of a proxy by a record holder of shares will be presumed to be a proxy with respect to all Shares held by such record holder unless the proxy specifies otherwise.

        You may revoke your proxy at any time prior to its exercise by attending the Special Meeting and voting in person, by submitting a duly executed later dated proxy or by submitting a written notice of revocation. Unless revoked in the manner set forth above, duly executed proxies in the form enclosed will be voted at the Special Meeting on the Proposed NationsRent Merger in accordance with your instructions. In the absence of such instructions, such proxies will be voted AGAINST the Proposed NationsRent Merger.

        UNITED RENTALS STRONGLY RECOMMENDS A VOTE AGAINST THE
        PROPOSED NATIONSRENT MERGER.

        YOUR VOTE IS IMPORTANT. PLEASE SIGN, DATE AND RETURN THE GOLD
        PROXY TODAY.

        IF YOU ALREADY HAVE SENT A PROXY TO THE BOARD OF DIRECTORS OF RENTAL SERVICE, YOU MAY REVOKE THAT PROXY AND VOTE AGAINST THE PROPOSED NATIONSRENT MERGER BY SIGNING, DATING AND MAILING THE ENCLOSED GOLD PROXY.

              If you have any questions about the voting of Shares, please call:

                                 GEORGESON
                               & COMPANY INC.
                             Wall Street Plaza
                          New York, New York 10005
               Banks and Brokers Call Collect: (212) 440-9800
                 All Others Call Toll Free: 1-800-223-2064

                          SOLICITATION OF PROXIES

        Proxies will be solicited by mail, telephone, telefax, telegraph, the internet, newspapers and other publications of general distribution and in person. Directors, officers and certain employees of United Rentals and the other participants listed on Schedule II hereto may assist in the solicitation of proxies without any additional remuneration (except as otherwise set forth in this Proxy Statement).

        United Rentals has retained Georgeson & Company Inc. ("Georgeson") for solicitation and advisory services in connection with solicitations relating to the Special Meeting, for which Georgeson is to receive a fee up to $[ ] in connection with the solicitation of proxies for the Special Meeting. United Rentals has also agreed to reimburse Georgeson for out-of-pocket expenses and to indemnify Georgeson against certain liabilities and expenses, including reasonable legal fees and related charges. Georgeson will solicit proxies for the Special Meeting from individuals, brokers, banks, bank nominees and other institutional holders. Directors, officers and certain employees of United Rentals may assist in the solicitation of proxies without any additional remuneration. The entire expense of soliciting proxies for the Special Meeting by or on behalf of United Rentals is being borne by United Rentals. Georgeson is also acting as Information Agent in connection with the Offer, for which Georgeson will be paid customary compensation in addition to reimbursement of reasonable out-of-pocket expenses.

        United Rentals has retained Goldman, Sachs & Co. (the "Dealer Managers" or "Goldman Sachs") to act as the Dealer Managers in connection with the Offer and to provide certain financial advisory services to United Rentals in connection with its effort to acquire Rental Service. Pursuant to its engagement letter with Goldman Sachs, United Rentals has agreed to pay Goldman Sachs a transaction fee of $5.75 million if United Rentals or an affiliate of United Rentals acquires at least 50% of the Shares or Rental Service's assets (based on the book value thereof) in one or more transactions. If United Rentals or an affiliate of United Rentals acquires less than 50% of the Shares or Rental Service's assets (based on the book value thereof), United Rentals will pay Goldman Sachs a mutually acceptable transaction fee commensurate with transactions of this nature and size. Each such transaction fee is payable in cash upon consummation of any such acquisition. In the event that Goldman Sachs' services are terminated by United Rentals and, prior to March 20, 2000, United Rentals or an affiliate thereof enters into an agreement with respect to the acquisition of all or a majority of the Shares or Rental Service's assets which is eventually consummated by United Rentals or an affiliate thereof, the applicable transaction fee described above would be payable to Goldman Sachs upon such consummation. United Rentals has also agreed to pay to Goldman Sachs an advisory fee of $2 million payable in cash upon commencement of the Offer and an additional advisory fee of $3 million payable in cash upon consummation of the Offer. Goldman Sachs has agreed to credit United Rentals with approximately $1.33 million pursuant to any investment banking transactions other than the Offer or the Proposed United Rentals Merger that are consummated prior to April 3, 2000. United Rentals has also agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel, plus any sales, use or similar taxes (including additions to such taxes, if any), incurred in connection with its engagement, and to indemnify Goldman Sachs against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws. Out-of-pocket expenses (other than sales, use or similar taxes) including attorneys' fees cannot exceed $75,000 without the prior written consent of United Rentals. Such limitation does not apply to United Rentals' obligation to indemnify Goldman Sachs in connection with its engagement. In connection with the Offer, a subsidiary of United Rentals (the "Borrower") has executed a commitment letter dated as of April 4, 1999 (the "Commitment Letter"), with Goldman Sachs Credit Partners L.P. ("GSCP") pursuant to which GSCP will provide the Borrower with financing in an aggregate amount up to $2 billion. GSCP has committed to provide the financing upon the terms and subject to the conditions set forth in the Commitment Letter, and GSCP has committed to form a syndicate of financial institutions acceptable to the Borrower upon the terms and subject to the conditions set forth in the Commitment Letter. In connection with the credit facilities contemplated by the Commitment Letter (the "Facilities"), United Rentals has agreed to pay GSCP certain commitment, underwriting, administrative and termination fees, to reimburse GSCP for reasonable out-of-pocket fees and expenses, whether or not the Facilities close, and to provide certain indemnities, as is customary for commitments such as the Facilities. In connection with the engagement of Goldman Sachs as financial advisor, United Rentals anticipates that certain employees of Goldman Sachs may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Rental Service for the purpose of soliciting proxies for the Special Meeting; all of such employees of Goldman Sachs are listed on Schedule II hereto, and none of such employees own any Shares or other securities of Rental Service. Goldman Sachs will not receive any fee for or in connection with such solicitation activities apart from the fees which it is otherwise entitled to receive as described above. Goldman Sachs has rendered various investment banking services and other advisory services to United Rentals and its affiliates in the past and is expected to continue to render such services, for which they have received and will continue to receive customary compensation from United Rentals and its affiliates. In the ordinary course of business, Goldman Sachs and its affiliates may actively trade securities of Rental Service and United Rentals for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. Goldman Sachs has advised United Rentals that, as of the date of this Proxy Statement, Goldman Sachs does not own any Shares for its own account. Goldman Sachs and certain of its affiliates may have voting and dispositive power with respect to certain Shares held in asset management, brokerage and other accounts. Goldman Sachs and such affiliates disclaim beneficial ownership of such Shares.

                  CERTAIN INFORMATION ABOUT UNITED RENTALS

        United Rentals is a Delaware corporation with its principal executive offices located at Four Greenwich Office Park, Greenwich, Connecticut 06830. The telephone number of United Rentals at such location is (203) 622-3131.

        United Rentals is the largest equipment rental company in North America with 482 branch locations in 41 states, Canada and Mexico. United Rentals offers to rent over 600 different types of equipment on a daily, weekly or monthly basis and serves customers that includes construction industry participants, industrial companies and homeowners. United Rentals also sells used rental equipment, acts as a dealer for many types of new equipment, and sells related merchandise and parts. In the past year, United Rentals has served over 900,000 customers.

        United Rentals believes that it has one of the most comprehensive and newest customer rental fleets in the industry. The types of rental equipment that United Rentals offers includes a broad range of light to heavy construction and industrial equipment, such as backhoes, aerial lifts, skid-steer loaders, forklifts, compressors, pumps and generators, as well as a variety of smaller tools and equipment. United Rentals' equipment fleet has an original purchase price of approximately $2.2 billion and a weighted average age of approximately 25 months.

        United Rentals began operations in October 1997 and has grown through a combination of internal growth and the acquisition of 117 companies (through April 27, 1999). United Rentals' acquisitions include its merger with U.S. Rentals Inc., a California corporation, in September 1998. At the time of such merger, U.S. Rentals was the second largest equipment rental company in the United States based on 1997 rental revenues.

        United Rentals is subject to the informational filing requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, is obligated to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning United Rentals' directors and officers, their remuneration, options granted to them, the principal holders of United Rentals' securities and any material interests of such persons in transactions with United Rentals is required to be disclosed in proxy statements distributed to United Rentals' stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, NY 10048 and 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such information should be obtainable by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information filed electronically by United Rentals. United Rentals' common stock is listed on the NYSE, and reports, proxy statements and other information concerning United Rentals should also be available at the offices of the NYSE located at 20 Broad Street, New York, NY 10005.

                         FORWARD-LOOKING STATEMENTS

        This Proxy Statement contains certain "forward-looking" statements which United Rentals believes are within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. The safe harbors intended to be created thereby are not available to statements made in connection with a tender offer and United Rentals is not aware of any judicial determination as to the applicability of such safe harbors to forward-looking statements made in solicitation materials when there is a simultaneous tender offer. However, stockholders should be aware that any such forward-looking statements are only predictions, subject to risks and uncertainties that exist in the business environment which could render actual outcomes and results materially different than predicted. In some cases, such forward-looking statements may be identified by terminology such as "may," "will," "could," "should," "expects," "intends" or "believes" or the negative of such terms or other comparable terminology.

                             OTHER INFORMATION

        The information concerning Rental Service, NationsRent and the Proposed NationsRent Merger contained herein has been taken from, or based upon, publicly available documents on file with the Commission and other publicly available information, and such information is incorporated by reference herein and is qualified in its entirety thereby. United Rentals does not take any responsibility for the accuracy or completeness of such information or for any failure by Rental Service to disclose events that may have occurred and may affect the significance or accuracy of any such information. United Rentals has not to date had access to the books and records of Rental Service.

        The information contained in this Proxy Statement concerning the United Rentals Offer is taken from, and qualified in its entirety by reference to, the full text of the United Rentals Offer to Purchase and the related Letter of Transmittal.

        United Rentals is not aware of any other matter to be considered at the Special Meeting. However, if any other matter properly comes before the Special Meeting, United Rentals will vote all proxies held by it as United Rentals, in its sole discretion, may determine.

        According to Rental Service's Proxy Statement for its 1998 Annual Meeting, stockholder proposals submitted for inclusion in the Rental Service Proxy Statement for its 1999 Annual Meeting of Stockholders must have been received by Rental Service not later than November 27, 1998.

                                               United Rentals, Inc.

Dated: May [  ], 1999


        If you have any questions or need assistance in voting your shares, please call:

                                 GEORGESON
                               & COMPANY INC.

                             Wall Street Plaza
                          New York, New York 10005
               Banks and Brokers Call Collect: (212) 440-9800
                 All Others Call Toll Free: 1-800-223-2064



                                 SCHEDULE I

              SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,
                 DIRECTORS AND MANAGEMENT OF RENTAL SERVICE

        According to the Rental Service Form 10-K, as of February 26, 1999, there were outstanding 24,123,392 Shares. Pursuant to the NationsRent Option Agreement, Rental Service granted NationsRent an option to purchase up to 4,795,431 Shares. The information concerning Rental Service and the Proposed NationsRent Merger contained herein has been taken from, or based upon, publicly available documents on file with the Commission and other publicly available information. United Rentals does not take any responsibility for the accuracy or completeness of such information or for any failure by Rental Service to disclose events that may have occurred and may affect the significance or accuracy of any such information. United Rentals has not, to date, had access to the books and records of Rental Service.

        The following table sets forth certain information, which is based on the preliminary consent revocation statement (the "Consent Revocation Statement") filed with the Commission on April 19, 1999 by Rental Service, regarding the beneficial ownership of Shares outstanding as of March 31, 1999 by (1) any person known to Rental Service to beneficially own 5% or more of any class of voting securities of Rental Service; (2) each director and executive officer of Rental Service; and (3) all directors and executive officers of Rental Service as a group. Except as otherwise indicated, each stockholder listed below has informed Rental Service that such stockholder has (A) sole voting and investment power with respect to such Shares, except to the extent that authority is shared by spouses under applicable law, and (B) record and beneficial ownership with respect to such Shares.



                                                                      Beneficial Ownership
                    Name of Beneficial Owner                        As of March 31, 1999 (1)
                                                                      Shares        Percent

Capital Research and Management Company (2)......................      1,600,000              6.5%
Pilgrim Baxter & Associates, Ltd. (3)............................      1,384,000              5.6
Martin R. Reid (4) (5) (6).......................................        538,545              2.2
Douglas A. Waugaman (4) (6)......................................        112,469              *
Robert M. Wilson (4) (6).........................................         24,653              *
Ronald Halchishak (4) (6)........................................         53,340              *
David G. Ledlow (4) (6)..........................................         49,761              *
John Markle (4) (6)..............................................         62,906              *
Milfred E. Howard (4) (6)........................................          7,616              *
David B. Harrington (4) (6)......................................          8,382              *
William M. Barnum, Jr. (4) (7)...................................        455,317              1.8
James R. Buch (4) (6)............................................          6,525              *
David P. Lanoha (4) (8)..........................................        149,855              *
Christopher A. Laurence (4) (7)..................................          7,261              *
Eric L. Mattson (4) (9)..........................................          5,625              *
Britton H. Murdoch (4) (10)......................................          7,625              *
John M. Sullivan (4) (6).........................................          3,125              *
All directors and executive officers as a group (15 individuals).      1,493,005              6.0%

--------------------
*       Beneficial ownership does not exceed 1% of the outstanding Shares.

(1) A person is deemed as of any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days after such date. Shares that each identified stockholder has the right to acquire within 60 days of the date of the table set forth above are deemed to be outstanding in calculating the percentage ownership of such stockholder, but are not deemed to be outstanding as to any other person.

(2) Based on a Schedule 13G for the year ended December 31, 1998 and filed on February 8, 1999. In that Schedule 13G, Capital Research and Management Company reported that it beneficially owned a total of 1,600,000 Shares. Of those Shares, it had sole investment discretion with respect to all of the Shares and had voting authority with respect to none of the Shares. The address of Capital Research and Management Company is 333 S. Hope Street, Los
        Angeles, California 90071.

(3) Based on a Schedule 13G for the year ended December 31, 1998 and filed on February 5, 1999. In that Schedule 13G, Pilgrim Baxter &
        Associates, Ltd. reported that it beneficially owned a total of 1,384,000 Shares. Of those Shares, it had sole investment discretion with respect to all of the Shares and had voting authority with respect to 965,800 of the Shares. The address of Pilgrim Baxter & Associates, ltd. is 825 Duportail Road, Wayne,
        Pennsylvania 19087.

(4) Excludes Shares issuable upon exercise of options that are not exercisable within 60 days of the date of the table set forth above, as follows: Mr. Reid-330,058 Shares; Mr. Waugaman-112,000
        Shares; Mr. Wilson-118,250 Shares; Mr. Halchishak-70,750 Shares;
        Mr. Ledlow-70,750 Shares; Mr. Markle-67,771 Shares; Mr.
        Harrington-40,143 Shares; Mr. Howard-47,848 Shares; Mr.
        Barnum-6,875 Shares; Mr. Buch-5,975 Shares; Mr. Lanoha-9,375
        Shares; Mr. Laurence-6,875 Shares; Mr. Mattson-6,875 Shares; Mr.
        Murdoch-6,875 Shares; and Mr. Sullivan-9,375 Shares.

(5) Includes Shares subject to vesting that may be repurchased by Rental Service if they fail to vest.

(6)     The address of this person is c/o Rental Service Corporation, 6929
        E. Greenway Parkway, Suite 200, Scottsdale, Arizona 85254.

(7) Mr. Barnum, a director of Rental Service, is a general partner of BBP, the general partner of Brentwood RSC Partners, L.P., which owns 417,972 Shares. Accordingly, Mr. Barnum may be deemed to be the beneficial owner of the Shares owned by BBP and for purposes of this table they are included. Mr. Barnum disclaims beneficial ownership of such Shares. The address of Brentwood RSC Partners, L.P., Mr. Barnum and Mr. Laurence is 11150 Santa Monica Boulevard,
        Suite 1200, Los Angeles, California 90025.

(8)     The address of this person is c/o Rental Service Corporation, 11250
        East 40th Avenue, Denver, Colorado 60239.

(9)     The address of this person is c/o Baker Hughes Incorporated, 3900
        Essex Lane, Suite 1200, Houston, Texas 77027.

(10)    The address of this person is c/o V-Span, 1100 First Avenue, Suite
        400, King of Prussia, Pennsylvania 19406.



                                SCHEDULE II

        INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
       OF UNITED RENTALS AND UR ACQUISITION AND OTHER PERSONS WHO MAY
                              SOLICIT PROXIES

        The following table sets forth the name and title of persons who may be deemed to be participants on behalf of United Rentals in the solicitation of proxies from the stockholders of Rental Service. Unless otherwise indicated, the principal business address of each director, executive officer, employee or representative is c/o United Rentals, Inc., Four Greenwich Office Park, Greenwich, Connecticut 06830.

             Directors and Executive Officers of United Rentals


Name                                   Positions
-----------                            ---------------------

Bradley S. Jacobs....................  Chairman, Chief Executive Officer and Director
Wayland R. Hicks.....................  Vice Chairman, Chief Operating Officer and Director
John N. Milne........................  Vice Chairman, Chief Acquisition Officer,
                                         Secretary and Director
William F. Berry.....................  President and Director
Michael J. Nolan.....................  Chief Financial Officer
Robert P. Miner......................  Vice President, Strategic Planning
John S. McKinney.....................  Vice President, Finance and Director
Leon D. Black........................  Director
Richard D. Colburn...................  Director
Ronald M. DeFeo......................  Director
Michael S. Gross.....................  Director
Richard J. Heckmann..................  Director
Gerald Tsai, Jr......................  Director
Christian M. Weyer...................  Director

             Directors and Executive Officers of UR Acquisition

Name                                   Positions
-----------                            ---------------------
John N. Milne........................  President and Director
Michael J. Nolan.....................  Vice President, Secretary and Director
Robert P. Miner......................  Vice President and Director
Wayland R. Hicks.....................  Treasurer and Director


                 Other Persons Who May Also Solicit Proxies


Name                                  Positions
-----------                           ----------------------

Nominees to the Rental Service Board
under United Rentals' Consent
Solicitation:

William E. Aaron..................... Nominee
Executive Monetary Management, Inc.
919 Third Avenue
New York, New York 10022
David A. Bronner..................... Nominee
Katten Muchin & Zavis
525 West Monroe Street
Chicago, Illinois 60661
Richard N. Daniel.................... Nominee
555 Madison Ave
New York, New York 10022
Peter Gold........................... Nominee
280 North Central Avenue
Hartsdale, New York 10530
Stephanie R. Joseph.................. Nominee
The Directors' Network Inc.
14 East 60th Street
New York, New York 10022
David C. Katz........................ Nominee
54 Tarn Drive
Morris Plains, New Jersey 07950
Elliot H. Levine .................... Nominee
Levine & Seltzer LLP
150 East 52nd Street
New York, New York 10022
Jeffrey M. Parker.................... Nominee
Genesis Capital, Inc.
230 Park Avenue
New York, New York 10169
Raymond S. Troubh.................... Nominee
10 Rockefeller Plaza
New York, New York 10020


Representatives of Goldman Sachs:

Bruce J. Evans....................... Vice President - Goldman Sachs
Robert D. Lipman..................... Vice President - Goldman Sachs
Jeffrey M. Moslow.................... Managing Director - Goldman Sachs
Cody J. Smith........................ Managing Director - Goldman Sachs



        Goldman, Sachs & Co.'s principal business address is 85 Broad Street, New York, NY 10004. Goldman Sachs engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of business, Goldman Sachs may trade the debt and equity securities of Rental Service for its own account and the accounts of its customers, and, accordingly, may at any time hold a long or short position in such securities. As of the close of business on May [ ], 1999, Goldman Sachs and its affiliates owned no shares of Rental Service Common Stock for their own account.

                        Shares held by Participants

        United Rentals is the beneficial holder of 100 shares of Rental Service common stock purchased on March 30, 1999 for $16 13/16 per share. None of the participants listed in this Schedule II own any shares of Rental Service common stock.

                            Certain Transactions

        Pursuant to a Master Agreement, dated as of August 31, 1994, by and between ACME Acquisition Corp., a California corporation and a predecessor to Rental Service ("ACME"), and Wynne Systems, Inc., a California corporation and a wholly owned indirect subsidiary of United Rentals ("Wynne"), Wynne has granted ACME a non-exclusive, non-transferable perpetual license with respect to certain software and has agreed to provide ACME with certain software installation and support services. In accordance with the terms of such license, a license fee was paid upon inception of such license and additional fees are payable based on certain system upgrades and other factors.

        Pursuant to an Asset Purchase Agreement, dated as of June 14, 1996, U.S. Rentals, Inc., a California corporation ("U.S. Rentals") acquired certain of the assets of ACME Rents, Inc. d/b/a Contractors Equipment Rentals, Inc., a California corporation ("ACME Rents"). The purchase price of the assets acquired was approximately $9 million. U.S. Rentals was merged with a wholly owned subsidiary of United Rentals in September 1998, and ACME Rents is a predecessor to Rental Service.

        Certain related investment funds of Apollo Advisors, L.P. ("Apollo") hold bank indebtedness of Rental Service, which Apollo has advised United Rentals has a value of approximately $15 million. Two of United Rentals' directors, Leon D. Black and Michael S. Gross, are principals of Apollo. Apollo and Messrs. Black and Gross disclaim any beneficial ownership in such indebtedness.


                                 IMPORTANT

        If your shares are held in your own name, please sign, date and return the enclosed GOLD proxy card today. If your shares are held in "Street-Name," only your broker or bank can vote your Shares and only upon receipt of your specific instructions. Please return the enclosed GOLD proxy card to your broker or bank and contact the person responsible for your account to ensure that a GOLD proxy is voted on your behalf.

        Do not sign any [white] proxy card you may receive from Rental
Service.

        If you have any questions or need assistance in voting your shares, please call:

                                 GEORGESON
                               & COMPANY INC.

                             Wall Street Plaza
                          New York, New York 1005
               Banks and Brokers Call Collect: (212) 440-9800
                 All Others Call Toll Free: 1-800-223-2064


              REVISED PRELIMINARY COPY - SUBJECT TO COMPLETION


     P
     R           THIS PROXY IS SOLICITED ON BEHALF OF UNITED RENTALS, INC.
     O                  FOR THE SPECIAL MEETING OF STOCKHOLDERS
     X                     OF RENTAL SERVICE CORPORATION
     Y                     TO BE HELD ON ___________, 1999


                  The undersigned stockholder of Rental Service Corporation ("Rental Service") hereby appoints ______________, __________________ and
                  __________________ and each or any of them,
                  attorneys and proxies of the undersigned, with full power of substitution, to vote all of the shares of common stock of Rental Service held of record by the undersigned on ________, 1999, at the Special Meeting of the Stockholders of Rental Service to be held on ___________, ___________, 1999, at _______, local time, at
                  ___________________________, and at any
                  adjournments, postponements, continuations or reschedulings thereof (the "Special Meeting"), with all the powers the undersigned would possess if personally present at the Special Meeting.


               (Continued and to be signed on reverse side.)


 In opposition to the solicitation by the Rental Service Board of Directors

                                                                 --------
                                                                 SEE
                                                                 REVERSE
                                                                 SIDE
                                                                 -------


|X|   Please mark your
      vote as this
      example



    UNITED RENTALS RECOMMENDS THAT YOU VOTE
    AGAINST ITEM 1 BELOW
(1) Proposal to approve and adopt the         AGAINST   FOR    ABSTAIN              This proxy when properly executed will
    Agreement and Plan of Merger, dated                                         voted in the manner directed herein by the
    as of January 20, 1999, by and among                                        undersigned stockholder and at the discretion of
    Rental Service Corporation and                                              the proxy holders as to any other business that
    NationsRent, Inc. (the "Merger                                              may properly come before the Special Meeting.
    Agreement").                               (  )    (  )     (   )           If you do not indicate how you want to vote, your
                                                                                proxy will be counted as a vote against the
                                                                                Merger Agreement.

    To consider and act upon any other
    business which may be properly
    brought before the Special Meeting.
                                                                                    PLEASE COMPLETE, EXECUTE AND RETURN THIS
                                                                                PROXY PROMPTLY IN THE ENCLOSED, POSTAGE-PREPAID,
                                                                                BUSINESS REPLY ENVELOPE. NO ADDITIONAL POSTAGE IS
                                                                                NECESSARY IF SUCH ENVELOPE IS MAILED IN THE
                                                                                UNITED STATES.

                                                                                This proxy revokes all prior proxies given by
                                                                                the undersigned with respect to the matters
                                                                                covered hereby.


SIGNATURE__________________________________________DATED_____________, 1999

SIGNATURE (if held jointly)
___________________________________________________DATED_____________, 1999
Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee or guardian please give your full title. If a corporation, please sign in full corporate name by the president or other authorized officer. If a partnership, please sign the partnership name by authorized person(s).
